                                   EXHIBIT 5

                             MONTHLY LEASE RENTALS

                       BASE CASE
                         LEASE
        MONTH           RENTALS
---------------------  ----------
                         (US$)
August 2000..........  14,221,172
September 2000.......  16,738,741
October 2000.........  17,771,914
November 2000........  14,928,967
December 2000........  23,953,526
January 2001.........  15,957,613
February 2001........  14,439,658
March 2001...........  16,805,547
April 2001...........  17,855,111
May 2001.............  14,170,397
June 2001............  15,956,668
July 2001............  16,235,145
August 2001..........  14,197,447
September 2001.......  17,245,377
October 2001.........  17,124,716
November 2001........  14,352,545
December 2001........  15,792,521
January 2002.........  15,859,771
February 2002........  14,621,301
March 2002...........  16,742,603
April 2002...........  17,268,347
May 2002.............  14,422,405
June 2002............  15,910,885
July 2002............  15,913,772
August 2002..........  14,425,802
September 2002.......  17,171,180
October 2002.........  17,073,863
November 2002........  14,478,327
December 2002........  15,379,079
January 2003.........  15,708,818
February 2003........  14,464,301
March 2003...........  16,625,118
April 2003...........  17,065,436
May 2003.............  14,254,847
June 2003............  15,739,238
July 2003............  15,535,766
August 2003..........  14,532,421
September 2003.......  16,690,281
October 2003.........  16,740,861
November 2003........  14,627,521
December 2003........  15,269,161
January 2004.........  15,428,222
February 2004........  14,616,002
March 2004...........  16,547,642
April 2004...........  16,793,426
May 2004.............  14,680,994
June 2004............  15,575,015
July 2004............  15,127,890
August 2004..........  14,564,634

                       BASE CASE
                         LEASE
        MONTH           RENTALS
---------------------  ----------
                         (US$)
September 2004.......  16,223,800
October 2004.........  16,809,860
November 2004........  14,854,724
December 2004........  14,854,724
January 2005.........  15,053,021
February 2005........  15,036,485
March 2005...........  16,326,485
April 2005...........  16,268,543
May 2005.............  14,971,532
June 2005............  15,148,361
July 2005............  14,995,636
August 2005..........  14,995,636
September 2005.......  16,228,619
October 2005.........  15,180,741
November 2005........  15,132,162
December 2005........  15,110,663
January 2006.........  15,110,663
February 2006........  15,116,256
March 2006...........  18,281,580
April 2006...........  15,019,380
May 2006.............  14,987,941
June 2006............  14,987,941
July 2006............  14,987,941
August 2006..........  14,987,941
September 2006.......  14,987,941
October 2006.........  14,987,941
November 2006........  14,954,512
December 2006........  14,939,652
January 2007.........  14,939,652
February 2007........  14,939,652
March 2007...........  17,796,228
April 2007...........  14,735,569
May 2007.............  14,672,774
June 2007............  14,616,330
July 2007............  14,616,330
August 2007..........  14,616,330
September 2007.......  14,590,002
October 2007.........  14,590,002
November 2007........  14,562,961
December 2007........  14,504,042
January 2008.........  14,504,042
February 2008........  14,482,312
March 2008...........  14,482,312
April 2008...........  14,363,325
May 2008.............  17,276,068
June 2008............  14,253,114
July 2008............  14,253,114
August 2008..........  14,253,114
September 2008.......  14,220,302

                       BASE CASE
                         LEASE
        MONTH           RENTALS
---------------------  ----------
                         (US$)
October 2008.........  14,220,302
November 2008........  14,182,340
December 2008........  14,182,340
January 2009.........  14,141,752
February 2009........  14,141,752
March 2009...........  14,141,752
April 2009...........  13,941,625
May 2009.............  13,883,321
June 2009............  13,853,285
July 2009............  13,834,442
August 2009..........  13,793,063
September 2009.......  13,793,063
October 2009.........  13,752,888
November 2009........  13,669,577
December 2009........  13,669,577
January 2010.........  13,669,577
February 2010........  13,638,783
March 2010...........  13,638,783
April 2010...........  13,471,366
May 2010.............  13,471,366
June 2010............  13,404,068
July 2010............  16,451,686
August 2010..........  13,256,146
September 2010.......  13,256,146
October 2010.........  13,180,426
November 2010........  13,078,218
December 2010........  13,015,870
January 2011.........  13,015,870
February 2011........  12,898,847
March 2011...........  12,747,369
April 2011...........  12,747,369
May 2011.............  12,683,408
June 2011............  12,683,408
July 2011............  12,683,408
August 2011..........  12,683,408
September 2011.......  12,683,408
October 2011.........  12,683,408
November 2011........  12,619,589
December 2011........  12,581,449
January 2012.........  12,581,449
February 2012........  12,581,449
March 2012...........  12,581,449
April 2012...........  12,542,797
May 2012.............  12,479,432
June 2012............  12,344,617
July 2012............  12,344,617
August 2012..........  12,344,617
September 2012.......  12,267,333
October 2012.........  12,267,333

                       BASE CASE
                         LEASE
        MONTH           RENTALS
---------------------  ----------
                         (US$)
November 2012........  12,177,222
December 2012........  12,095,693
January 2013.........  12,095,693
February 2013........  15,077,019
March 2013...........  11,907,972
April 2013...........  11,634,594
May 2013.............  11,634,594
June 2013............  11,634,594
July 2013............  11,634,594
August 2013..........  11,634,594
September 2013.......  11,574,053
October 2013.........  15,316,041
November 2013........  15,057,353
December 2013........  11,232,471
January 2014.........  14,951,540
February 2014........  10,985,519
March 2014...........  10,985,519
April 2014...........  13,891,170
May 2014.............  10,395,876
June 2014............  17,910,766
July 2014............  10,061,756
August 2014..........  13,246,221
September 2014.......   9,805,551
October 2014.........  12,871,643
November 2014........   9,457,372
December 2014........   9,457,372
January 2015.........   9,457,372
February 2015........   9,404,046
March 2015...........  13,331,103
April 2015...........  12,249,440
May 2015.............  19,527,791
June 2015............  11,888,756
July 2015............   8,227,248
August 2015..........  11,688,004
September 2015.......  14,037,253
October 2015.........  10,733,934
November 2015........   7,640,318
December 2015........   7,534,970
January 2016.........   7,534,970
February 2016........  19,920,902
March 2016...........  15,655,823
April 2016...........  16,842,875
May 2016.............   7,975,523
June 2016............   5,966,586
July 2016............   7,844,407
August 2016..........   8,108,394
September 2016.......   8,022,357
October 2016.........   5,664,520
November 2016........   5,664,520
December 2016........   8,724,301
January 2017.........   5,440,407

                       BASE CASE
                         LEASE
        MONTH           RENTALS
---------------------  ----------
                         (US$)
February 2017........   5,440,407
March 2017...........  11,863,859
April 2017...........  14,763,295
May 2017.............  15,763,872
June 2017............  14,028,658
July 2017............   7,418,139
August 2017..........  18,350,167
September 2017.......   2,724,425
October 2017.........   6,980,012
November 2017........   2,543,002
December 2017........   6,723,851
January 2018.........   2,350,649
February 2018........   5,589,363
March 2018...........  14,973,827
April 2018...........   5,884,106
May 2018.............   1,425,404
June 2018............   1,425,404
July 2018............   1,425,404
August 2018..........   1,425,404
September 2018.......   4,235,170
October 2018.........   1,297,259
November 2018........   1,297,259
December 2018........   5,435,992
January 2019.........   1,128,785
February 2019........   1,128,785
March 2019...........   1,128,785
April 2019...........   1,128,785
May 2019.............   1,059,770
June 2019............   1,059,770
July 2019............   1,059,770
August 2019..........   1,059,770
September 2019.......   1,059,770
October 2019.........   1,059,770
November 2019........   1,059,770
December 2019........   1,059,770
January 2020.........   1,059,770
February 2020........   1,059,770
March 2020...........   1,059,770
April 2020...........   1,059,770
May 2020.............   1,059,770
June 2020............   3,967,681
July 2020............     924,740
August 2020..........     924,740
September 2020.......     924,740
October 2020.........     924,740
November 2020........     924,740
December 2020........     924,740
January 2021.........     924,740
February 2021........     862,577
March 2021...........     862,577
April 2021...........     862,577

                       BASE CASE
                         LEASE
        MONTH           RENTALS
---------------------  ----------
                         (US$)
May 2021.............     862,577
June 2021............     862,577
July 2021............     862,577
August 2021..........     862,577
September 2021.......     862,577
October 2021.........     862,577
November 2021........     862,577
December 2021........     862,577
January 2022.........     862,577
February 2022........     862,577
March 2022...........     862,577
April 2022...........     862,577
May 2022.............     785,122
June 2022............     669,187
July 2022............     669,187
August 2022..........     669,187
September 2022.......     669,187
October 2022.........     669,187
November 2022........     669,187
December 2022........     669,187
January 2023.........     669,187
February 2023........     669,187
March 2023...........     669,187
April 2023...........     669,187
May 2023.............     669,187
June 2023............     669,187
July 2023............     669,187
August 2023..........     669,187
September 2023.......     669,187
October 2023.........     669,187
November 2023........     669,187
December 2023........     669,187
January 2024.........   5,481,998
February 2024........     492,159
March 2024...........     492,159
April 2024...........     492,159
May 2024.............   6,509,414
June 2024............     220,580
July 2024............     220,580
August 2024..........     220,580
September 2024.......     220,580
October 2024.........     220,580
November 2024........     220,580
December 2024........     220,580
January 2025.........     220,580
February 2025........     220,580
March 2025...........     220,580
April 2025...........     220,580
May 2025.............   6,254,155
June 2025............           0

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